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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                              AMENDMENT NO. 1 TO
                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               _________________

                              RELTEC CORPORATION
                           (Name of Subject Company)

                              RELTEC CORPORATION
                     (Name of Person(s) Filing Statement)

                               _________________

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  759527-10-4
                     (Cusip Number Of Class Of Securities)

                               _________________

                             VALERIE GENTILE SACHS
                 Vice President, General Counsel and Secretary
                              RELTEC Corporation
                       5900 Landerbrook Drive, Suite 300
                          Cleveland, Ohio 44124-4019
                                (440) 460-3600
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                               _________________

                                  Copies to:

                             PETER F. KERMAN, ESQ.
                               Latham & Watkins
                            135 Commonwealth Drive
                         Menlo Park, California 94025
                                (650) 328-4600
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     This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule
14D-9 filed with the Securities and Exchange Commission on March 5, 1999 (the "Schedule 14D-9") by RELTEC Corporation (the "Company"), relating to a tender offer commenced by GEC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of GEC Incorporated, a Delaware Corporation ("Parent"), a wholly owned subsidiary of The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales, on March 5, 1999 to purchase all of the outstanding shares of Common Stock of the Company. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 4. The Solicitation or Recommendation.

     The response to Item 4 is hereby amended by revising in its entirety the 3rd paragraph of item 4(b) to read as follows:

     In late December, 1998, management again approached the Board and recommended that the Company consider a transaction with a strategic partner to enable the Company to better realize the potential of its current product offerings. Based upon this recommendation, the Board authorized management to engage Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Salomon Smith Barney Inc. ("Salomon Smith Barney") (collectively, the "Financial Advisors") to assist the Company in identifying and evaluating its potential strategic partners and strategic alternatives. Beginning on February 1, 1999, seven large, highly capitalized companies in the data and voice communications equipment industry, including GEC, p.l.c., were contacted that were believed, based upon, among other things, size and market position, to be most likely interested in, and capable of successfully consummating, a potential transaction with the Company. These seven companies included three that had previously contacted the Company regarding such a possible transaction, one of which was engaged in discussions with the Company at the beginning of February, 1999. After preliminary discussions, four of the companies contacted indicated that they did not have interest in a potential transaction with the Company and, accordingly, the Company did not further pursue negotiations regarding a transaction with these entities. Two of the companies contacted initially expressed interest in a transaction with the Company but on terms that were not as favorable or as certain as the strategic transaction discussed with GEC, p.l.c. described below. One of these entities expressed interest in acquiring only a portion of the Company's business, which the Company determined would not be as favorable to it or its shareholders as a sale of the entire Company. The second entity informed the Company after it conducted preliminary due diligence that it was going to explore other strategic alternatives and, as a result, the Company did not further pursue negotiations regarding a transaction with this company.

ITEM 8. Additional Information to be Furnished.

     At 11:59 p.m. on March 22, 1999, the waiting period under the Competition Act (Canada) expired, and on March 24, 1999, the Director of Investigation and Research issued an advance ruling certificate under the Competition Act (Canada). Also on March 24, 1999, the German Federal Cartel Office issued a confirmation that the conditions for a prohibition in section 36 paragraph 1 of the German Act Against Restraints on Competition are not fulfilled. The Company has also received notice of early termination of the waiting period under the HSR Act.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    RELTEC CORPORATION


                                    By: /s/ Valerie Gentile Sachs
                                        -------------------------
                                        Name:  Valerie Gentile Sachs
                                        Title:  Vice President, General Counsel
                                                and Secretary

Dated:  March 29, 1999